Mail Stop 4561

March 7, 2007

By U.S. Mail and facsimile to (410) 477-1020.

Edmund T. Leonard
Chairman of the Board and Chief Financial Officer
BV Financial, Inc.
7114 North Point Road
Baltimore, MD 21219

> **Re:** **BV Financial, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed September 28, 2006**
> **File No. 000-51014**

Dear Mr. Leonard:

We have reviewed your response filed on February 26, 2007 and have the following additional comment. We have limited our review to only the issue raised in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A

1. We have reviewed your response and your amendment to your Form 10-KSB filed February 26, 2007. You have restated your earnings per share presentation due to an error in the application of SFAS 128. Please revise your filing to label your financial statements as restated, provide a tabular disclosure showing the effects of the restatement and provide the disclosures required by paragraph 26 of SFAS 154. Please revise all quarterly earnings per share data previously filed in

Edmund T. Leonard
BV Financial, Inc.
March 7, 2007
Page 2

your subsequent Form 10-QSBs as necessary. Additionally, please have your auditors revise their audit opinion to include an emphasis of matter paragraph related to the restatement disclosures.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in your filings and provides any requested supplemental information. Please file your response on EDGAR and provide us with your intended disclosures to be included in your filings prior to filing your amendments. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant